SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SATYAM COMPUTER SERVICES LIMITED

(Name of Subject Company (Issuer))

VENTURBAY CONSULTANTS PRIVATE LIMITED

and

TECH MAHINDRA LIMITED

(Names of Filing Persons (Offeror))

Common Stock, par value Rs. 2.0 per share

(Title of Class of Securities)

804098101

(CUSIP Number of Class of Securities)

Milind Kulkarni

Vice President Finance

Tech Mahindra, Ltd.

Sharda Centre, Off Karve Road

Erandwane

Pune, 411 004, India

+91 20 6601 8100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Gina K. Gunning, Esq.

Peter E. Izanec, Esq.

Jones Day

901 Lakeside Avenue,

Cleveland, Ohio 44114

216-586-3939

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$N/A	$N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

Attached hereto as Exhibit 99.1 is the Public Announcement to the Shareholders of Satyam Computer Services Limited (“Satyam”) issued by Kotak Mahindra Capital Company Limited, for and on behalf of Venturbay Consultants Private Limited and Tech Mahindra Limited (“Tech Mahindra”), relating to an offer by Tech Mahindra to purchase certain equity shares of Satyam. Attached hereto as Exhibit 99.2 is a joint press release of Tech Mahindra and Satyam announcing the issuance of this Public Announcement and containing certain information relating to Satyam’s application for delisting from NYSE Euronext, the regulated market of Euronext Amsterdam, of its American Depository Shares.

Additional Information

In connection with its contemplated open public offer for certain equity shares of Satyam, Venturbay Consultants Private Limited, a subsidiary of Tech Mahindra, will, directly and/or through an affiliate, file tender offer documentation with regulatory authorities including the Securities and Exchange Board of India and the United States Securities and Exchange Commission (“SEC”). This contemplated open public offer will be subject to various terms and conditions included in these materials. Investors and Satyam shareholders are strongly encouraged to read these materials once they become available including, for investors in Satyam’s American Depositary Shares, the tender offer statement and related documents filed with the SEC, because they will contain important information. Documents filed with the SEC will be available for no charge on the SEC’s website at www.sec.gov.

ITEM 12 – Exhibits

(d) Exhibits

The following exhibits are filed herewith:

Exhibit 99.1	Public Announcement issued by Kotak Mahindra Capital Company Limited, for and on behalf of Venturbay Consultants Private Limited and Tech Mahindra Limited, to the Shareholders of Satyam Computer Services Limited, dated as of April 22, 2009

Exhibit 99.2	Joint Press Release of and Tech Mahindra Limited and Satyam Computer Services Limited, dated as of April 22, 2009